June 16, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn: Inessa Kessman
Robert Littlepage

Re: Squarespace, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Fiscal Quarter Ended March 31, 2023
Form 8-K filed May 9, 2023
File No. 001-40393

Ladies and Gentlemen:
Squarespace, Inc. ("Squarespace", the "Company", "we", "us" or "our") submits this letter in response to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") received by letter dated June 2, 2023 (the "Comment Letter") relating to the Company's Form 10-K for the fiscal year ended December 31, 2022 filed on March 9, 2023, the Company's Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 and the Company's Form 8-K filed on May 9, 2023.
In this letter, we have recited the comment from the Staff in bold type and have followed it with the Company's response.

Securities and Exchange Commission
June 16, 2023

Form 10-K for the Fiscal Year Ended December 31, 2022
Critical Accounting Policies and Estimates, page 50

1. We note during the quarter ended December 31, 2022 you reassessed your reporting unit determination and recognized an impairment charge of $225 million. Please expand your disclosure of critical accounting policies and estimates to address changes in estimates and judgements made in accordance with Item 303 of Regulation S-K. Specifically, regarding goodwill impairment testing please disclose:
a.the new reporting units and describe how goodwill was apportioned to each reporting unit;
b.how goodwill was tested, including whether you performed a qualitative and / or quantitative test;
c.the specific factors and assumptions used to estimate the fair value of the reporting unit(s);
d.how changes in these assumptions may impact impairment; and
e.the percentage by which the estimated fair value of your reporting unit(s) exceeded the carrying value and whether goodwill is at risk of impairment.
Provide us with your proposed future disclosure.

RESPONSE TO COMMENT 1: We acknowledge the Staff's comment and respectfully advise the Staff that below is an illustrative example of the proposed disclosure that the Company plans to include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), Critical Accounting Policies and Estimates section in its Form 10-K for the period ended December 31, 2023 and in its future periodic filings, if applicable, with necessary updates to reflect any subsequent changes of facts for goodwill.

Goodwill

Total Goodwill
Balance as of December 31, 2021	$435,601
Impairment Charge	(225,163)
Balance as of December 31, 2022	$210,438
(Impairment Charge)/Acquisition [as appropriate]	XXX
Balance as of December 31, 2023	$ XXX,XXX

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. The recognition of goodwill represents the strategic and synergistic benefits we expect to realize from acquisitions. Our goodwill balance is allocated between our two reporting units, Squarespace and Tock. We allocated goodwill generated directly from the acquisition of Tock which occurred in March 2021 to the Tock reporting unit. Goodwill allocated to the Squarespace reporting unit represents the goodwill from previous acquisitions that have been integrated into our operations.

Our goodwill balance is tested for impairment at least annually during the fourth quarter for our reporting units. If events or indicators of impairment occur between our annual impairment analyses, we will perform an impairment analysis of goodwill as of that date. These events or

Securities and Exchange Commission
June 16, 2023

circumstances could include a significant change in the economic environment, legal factors, operating performance indicators, competition or sale or disposition of a significant asset.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis, including the identification of reporting units, identification and allocation of the assets and liabilities to reporting units and determination of fair value. In conducting the annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, a quantitative assessment is performed and the fair value of the reporting unit is estimated using a combination of the income approach and the market valuation approach which used publicly traded multiples in similar businesses. This analysis requires significant judgments and estimates, including estimation of future cash flows based on internally developed forecasts, long-term growth rates for the business and the determination of the weighted-average cost of capital adjusted for the reporting unit being tested. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recorded. Changes in judgment on these assumptions and estimates could result in goodwill impairment charges.

When we performed our annual impairment test, we elected to bypass the optional qualitative test for impairment and proceeded to a quantitative test of the recoverability of our goodwill balance for each of our two reporting units, and as a result, recognized an impairment charge of $225.2 million for the year ended December 31, 2022 for our Tock reporting unit. The charge was primarily due to market values deteriorating subsequent to the Tock acquisition as well as the result of a change in product strategy during the fourth quarter of 2022 as the result of the departure of certain members of management. The following are key assumptions used in determining the fair value of our reporting unit’s goodwill:

	Squarespace	Tock
Weighted average cost of capital	11%	16%
Terminal value	4.3x	3%
Revenue growth rates	10% to 11%	10% to 35%

After the impairment of $225.2 million for our Tock reporting unit, the fair value of the reporting unit approximated its carrying value. Our analysis did not indicate impairment on our Squarespace reporting unit and the fair value of the reporting unit was approximately 53 times over its carrying value.

We believe that the assumptions and estimates utilized were appropriate based on the information that was available to management. Unfavorable changes in certain of these key assumptions may affect future testing results. For example, a 50-basis point change in our weighted average cost of capital for Tock would change our impairment by approximately $5.0 million. However, given the amount by which the fair value exceeds the carrying value of the Squarespace reporting unit, changes in assumptions would not have significantly impacted the results of our impairment test.

Securities and Exchange Commission
June 16, 2023

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Operating Segments and Reporting Units, page 63

2. We note your disclosure on page 63 states, "During the quarter ended December 31, 2022, the Company revised its operating segments to reflect changes in the way the CODM manages and evaluates the business. As of December 31, 2022, the Company’s business operates in two operating segments which are aggregated into one reportable segment." Tell us and disclose the two operating segments that were aggregated. Tell us why you believe aggregation is appropriate. Your response should address all factors noted in ASC 280-10-50-11, including economic and gross margin considerations.

RESPONSE TO COMMENT 2: We acknowledge the Staff's comment and respectfully advise the Staff that the Company has determined that it has two operating segments and one reportable segment in accordance with the Financial Standards Board Accounting Standards Codification Topic (“ASC”), Segment Reporting (“ASC 280”). The Company has identified its two operating segments as Squarespace, which comprises substantially all of the Company’s operations, and Tock, which comprises the Company’s hospitality services. The Company evaluated the criteria in ASC 280-10-50-11 to determine whether it would be appropriate to aggregate Squarespace and Tock into a single reportable segment and concluded that the aggregation criteria were not met. However, Tock was deemed an immaterial component of the consolidated Company, representing 5.1% of revenue and 1.8% of gross profit (which are key profit measures used by the Chief Operating Decision Maker (“CODM”) to assess profitability and operating performance and to allocate resources) and there were no other operating segments with which to combine Tock into an “All Other” category in accordance with ASC 280-10-50-15. Based on the assessment of immateriality by the Company, it did not separately report Tock in its Form 10-K for December 31, 2022. The Company intends to monitor the materiality of the Tock operating segment and will include it as a reportable segment when either Tock revenues or gross profit are 10% and 5%, respectively, of the consolidated Company.

13. Commitments and Contingencies, page 86

3. On page 46 you state your principal commitments consist of payments for our Credit Facility, operating leases and purchase commitments related to cloud-computing services. However, purchase commitments related to cloud-computing services are not disclosed in your financial statements. Please disclose your material unconditional purchase obligations in accordance with ASC 440-10-50-4.

RESPONSE TO COMMENT 3: We acknowledge the Staff's comment and respectfully advise the Staff that below is an illustrative example of the proposed disclosure that the Company plans to include in the Financial Statements and Supplemental Data, Commitment and Contingencies note to the consolidated financial statements in its Form 10-Q for the period ended June 30, 2023 and in its future periodic filings, if applicable, with necessary updates to reflect any subsequent changes of facts.

Securities and Exchange Commission
June 16, 2023

Purchase Obligations – Cloud-Computing Services and Software-as-a-Service

As of June 30, 2023, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer, mainly related to third-party cloud-computing as well as software-as-a-service services, as follows:

Year Ending December 31,	Amount
Remainder of 2023	$ XX,XXX
2024	15,500
2025	18,000
Total	$ XX,XXX

Form 10-Q for the Fiscal Quarter Ended March 31, 2023
Notes to Consolidated Financial Statements
9. Income Taxes, page 17

4. We note that by analogizing to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance, you recognized Ireland- related research and development tax credits of $276 as a reduction to research and product development expense. Tell us how you consider US GAAP accounting literature, including ASC 450, when evaluating the accounting for this transaction.

RESPONSE TO COMMENT 4:

We acknowledge the Staff's comment and respectfully advise the Staff that in our analysis, we first considered if the transaction was within the scope of the U.S. Generally Accepted Accounting Principles (“US GAAP”). We determined that the accounting for government grants is not specifically addressed in US GAAP and that a determination must be made for the appropriate accounting treatment. ASC 105, Generally Accepted Accounting Principles, subparagraph 10-05-2 states that “if the guidance for a transaction or event is not specified within a source of authoritative GAAP for that entity, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider nonauthoritative guidance from other sources.” We believe that differences in characteristics between a government grant and a revenue transaction prevent the application of the revenue literature by analogy. Below are our considerations of the relevant US GAAP accounting literature, IFRS accounting standards and industry guidance and practices. ASC 606, Revenue from Contracts with Customers, is not applicable as the Irish Revenue Commissioners (“IRC”) does not meet the definition of a customer as there are no goods or services provided by the Company directly to the IRC, rather the tax credit is offered to promote research and development. ASC 740, Income Taxes, is not applicable, as the realization of the tax relief does not depend on the generation of future taxable income. ASC 958, Not-for-Profit-Entities, is not applicable since this guidance only applies to contributions received by not-for-profit entities.

As US GAAP does not provide specific guidance on the accounting for government grants, similar to industry practice, we refer to International Financial Reporting Standards (“IFRS”) in International Accounting Standard No. 20, Accounting for Government Grants and Disclosure of

Securities and Exchange Commission
June 16, 2023

Government Assistance (“IAS 20”) as a source of non-authoritative accounting guidance as these grants are related to income and are not related to assets. IAS 20 goes on to describe that grants should be recognized in income on a systematic and rational basis over the periods in which the entity recognizes as expenses the costs that the grants are intended to offset and within the expenses to which they relate. In applying IAS 20 by analogy, we interpreted the term “reasonable assurance” to be equivalent to the term “probable,” as defined in ASC 450, Contingencies, subparagraph 20. We believe we meet the “probable” threshold. As such, we recognized the tax credits as a reduction to research and product development expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations
Comparison of the Three Months Ended March 31, 2023 and 2022, page 28

5. We note your results of operations discussion does not quantify the underlying factors that drove fluctuations between periods. Please revise in future filings to describe the underlying reasons for material changes in both quantitative and qualitative terms in accordance with Item 303 of Regulation S-K. This detailed quantitative analysis should be provided for all material line items discussed in results of operations, including; presence revenue, commerce revenue, cost of revenue, gross profit, research and product development expense, marketing and sales expense, and general and administrative expense. Provide us with your proposed future disclosure.

RESPONSE TO COMMENT 5:

We acknowledge the Staff's comment and respectfully advise the Staff that the Company will expand its disclosures in the MD&A to quantify the impact of any two or more factors contributing to material changes in financial statement line items. Below is an illustrative example of the proposed disclosure that the Company plans to include in the MD&A section in its Form 10-Q for the period ended June 30, 2023 and in its future periodic filings, if applicable, with necessary updates to reflect any subsequent changes of facts.

Presence revenue

Presence revenue increased $X million, or X%, for the three months ended June 30, 2023 compared to the same period in 2022. This increase was primarily the result of the growth of our unique subscriptions, which contributed $X million, or X%, driven by strong retention of existing subscriptions and continued acquisition of new subscriptions. Additionally, price increases across our presence website subscription plans contributed $X million, or X% to year-over-year revenue growth.

Commerce revenue

Commerce revenue increased $X million, or X%, for the three months ended June 30, 2023 compared to the same period in 2022. This increase was primarily a result of the retention of existing subscriptions and continued acquisition of new subscriptions across our commerce offerings, which contributed $X million, or X% to the year-over-year revenue growth. Additionally, price increases across our commerce website subscription plans contributed $X million, or X% to year-over-year revenue growth.

Securities and Exchange Commission
June 16, 2023

Cost of revenue

Cost of revenue increased $X million, or X%, for the three months ended June 30, 2023 compared to the same period in 2022. The increase was primarily driven by increased credit card fees of $X million, or X% and hosting costs from our growing subscription base of $X million, or X%. The increase was also driven by increased payroll and associated benefit expenses for customer support of $X million, or X%.

Gross profit

Gross profit increased $X million, or X%, for the three months ended June 30, 2023 compared to the same period in 2022. The increase was driven by the increase in total revenues of X%, offset by increases in cost of revenue of X, discussed above. As a percentage of total revenue, gross profit was X% and X% for the three months ended June 30, 2023 and 2022, respectively.

Research and product development
Research and product development expenses increased $X million, or X%, for the three months ended June 30, 2023 compared to the same period in 2022. The increase is primarily due to payroll and associated benefit expenses related to increased headcount of $X million, or X%, partially offset by capitalized internally developed software costs of $X million, or X%, in support of our product development roadmap.

Marketing and sales

Marketing and sales expenses decreased $X million, or X%, for the three months ended June 30, 2023 compared to the same period in 2022, primarily due to decreased spend related to television advertising, production expenses, and partnerships of $X million, or X%, partially offset by increased payroll and associated benefit expenses of $X million, or X%, as well as increased spend in direct response channels of $X million, or X%.

General and administrative

General and administrative expenses decreased X million, or X%, for the three months ended June 30, 2023 compared to the same period in 2022, primarily due to a decrease in stock-based compensation expenses of $X million, or X%, related to the market-performance grant issued to our CEO as well as a $X million decrease, or X%, to business expenses associated with third parties.

Benefit from/(provision for) income taxes, page 30

6. We note that your income tax benefit for the three months ended March 31, 2023 is over 106% of your loss before income taxes. However, your disclosure is not specific and does not provide readers with an understanding for the material change to your effective tax rate. Please enhance your disclosure to explain the underlying reasons for the material change to your effective tax rate in both quantitative and qualitative terms. Also, update your critical accounting policy and estimates to describe any new estimates or

Securities and Exchange Commission
June 16, 2023

judgements made when determining your effective tax rate. We refer to guidance in Item 303 of Regulation S-K. Provide us with your proposed disclosure.

RESPONSE TO COMMENT 6:

We acknowledge the Staff's comment and respectfully advise the Staff that below is an illustrative example as of March 31, 2023 of the proposed disclosure . The Company plans to include the proposed disclosure in the MD&A in its Form 10-Q for the period ended June 30, 2023 and in its future periodic filings, as applicable, with necessary updates to reflect any changes in facts for the period ended June 30, 2023:

Provision for Income Taxes

	Three Months Ended March 31,		Change
($ in thousands, except percentages)	2023	2022	Amount	%
Loss before benefit from/(provision for) income taxes	$(7,438)	$(36,040)	$28,602	(79.4)%
Benefit from/(provision for) income taxes	7,940	(56,820)	64,760	nm
Effective tax rate	-106.7%	157.7%	(264)%	nm

During interim periods, the Company applies the estimated annual effective tax rate in accordance with ASC 740-270-30-6 through 8 to year-to-date results to determine the (provision for)/benefit from income taxes. The estimated annual effective tax rate is based on forecasted annual results which may fluctuate due to significant changes in the forecasted/actual results and any other transaction that results in differing tax treatment.

The provision for income taxes decreased for the three months ended March 31, 2023 compared to the same period in 2022, primarily driven by a shift to forecasted annual profit which is used when estimating the annual effective tax rate for the three months ended March 31, 2023 as compared to a forecasted annual loss for the same period in 2022. The forecasted annual loss for the year as of March 31, 2022 was near break-even which contributed to the increase in the quarterly tax provision for the three months ended March 31, 2022. In addition, there was an increase in the research and development tax credits for the three months ended March 31, 2023 as compared to the same period in 2022.

We have not updated our critical accounting policy and estimates during the three months ended March 31, 2023 as no new methodologies for estimates or judgments have been made in determining our effective tax rate.

We acknowledge the Staff’s comment and will ensure in future filings to clearly explain trends and changes in income taxes within our MD&A section as prescribed by Regulation S-K, Item 303.

Securities and Exchange Commission
June 16, 2023

Liquidity and Capital Resources, page 32

7. We note your discussion of cash flows from operating activities, investing activities and financing activities restates line items from the cash flow statement but does not provide an analysis as required by Item 303 of Regulation S-K. Please revise in future filings to provide an analysis of your cash flows including describing the underlying reasons for material changes in quantitative and qualitative terms. Provide us with your proposed future disclosure.

RESPONSE TO COMMENT 7:

We acknowledge the Staff's comment and respectfully advise the Staff that the Company will expand its discussion of cash flows to include both quantitative and qualitative terms. Below is an illustrative example of the proposed disclosure that the Company plans to include in the MD&A section in its Form 10-Q for the quarter ended June 30, 2023 and in its future periodic filings, if applicable, with necessary updates to reflect any subsequent changes of facts. With respect to “Net cash used in financing activities” the Company believes it has provided appropriate disclosure and will continue to include the disclosures, as necessary, in future filings.

Net cash provided by operating activities

Net cash provided by operating activities for the six months ended June 30, 2023 was $X million, which reflected our net income of $X million, increased by non-cash items such as $X million of stock-based compensation, $X million of depreciation and amortization, and $X million of non-cash lease income.

Cash provided by operating activities included $X million in deferred revenue, primarily reflective of our price increases across several of our subscription plans and an increase in our unique subscriptions, $X million of accounts payable and accrued liabilities, primarily reflective of our lower marketing spend as well as timing of payments, $X million in funds payable to customers, and $X million in accounts receivables and due from vendors. These cash flow provisions were offset by $X million in prepaid expenses and other current assets which resulted from higher prepaid taxes, timing of payments and increased referral fee contract assets.

Net cash provided by operating activities for the six months ended June 30, 2022 was $X million, which reflected our net loss of $X million, which was increased by non-cash items such as $X million of stock-based compensation, $X million of depreciation and amortization, and $X million of non-cash lease expense.

Cash provided by operating activities included $X million in prepaid expenses and other current assets, reflective of timing of payments and lower marketing spend, $X million in deferred revenue, reflective of an increase in our unique subscriptions, $X million in funds payable to customers, $X million of accounts payable and accrued liabilities, which was offset by $X million in accounts receivables and due from vendors.

Securities and Exchange Commission
June 16, 2023

Net cash provided by/(used in) investing activities
Net cash provided by investing activities for the six months ended June 30, 2023 was $X million, which reflected $X million in proceeds from the sale and maturities of marketable securities These cash flow provisions were offset by $X million used to purchase marketable securities and $X million spent in connection with the purchase of property and equipment, including $X million for capitalized software development costs in support of our product roadmap.

Net cash used in investing activities for the six months ended June 30, 2022 was $X million, which reflected $X million spent in connection with the purchase of property and equipment, including $X million for capitalized software development costs in support of our product roadmap, and $X million used to purchase marketable securities, offset by $X million in proceeds from the sale and maturities of marketable securities.

Net cash used in financing activities

Net cash used in financing activities for the six months ended June 30, 2023 was $X million, which reflects $X million in payments for repurchase and retirement of Class A common stock, $X million in payments for taxes related to net share settlement of equity awards, and $X million in principal payments on our Term Loan, partially offset by $X million in proceeds from exercises of stock options.

Net cash used in financing activities for the six months ended June 30, 2022 was $X million, which reflects $X million in payments for taxes related to net share settlement of equity awards and $X million in principal payments on our Term Loan, partially offset by $X million in proceeds from exercises of stock options.

Form 8-K filed May 9, 2023
Exhibit 99.1, page 1

8. You present in the third line of your heading unlevered free cash flow margin, a non- GAAP measure, but do not present the equivalent GAAP measure. Please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Also, reconcile unlevered free cash flow margin to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 100(a)(1) and (2) of Regulation G.

RESPONSE TO COMMENT 8:

We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will either remove unlevered free cash flow margin from our future press releases or we will present a comparable US GAAP measure with equal or greater prominence and will include a reconciliation.

Securities and Exchange Commission
June 16, 2023

*****
In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please direct any questions or comments regarding this letter to the undersigned at ngooden@squarespace.com.

Sincerely,
/s/ Nathan Gooden

Nathan Gooden
Chief Financial Officer

cc Courtenay O’Connor
General Counsel